UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

TWO RIVERS WATER COMPANY

(Name of Issuer)

$.001 par value common stock

(Title of Class of Securities)

90207B107

(CUSIP Number)

John R. McKowen

2000 South Colorado Boulevard, Annex Suite 420, Denver, CO 80222

(303) 222-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
John R. McKowen IRS identification number of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3. SEC Use Only

4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 2,845,528 (1)

8. Shared Voting Power -0-

9. Sole Dispositive Power 2,845,528 (1)

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,845,528
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
11.90%
14. Type of Reporting Person
IN

(1)	Each of the Reporting Persons may be deemed to have beneficial ownership of only the shares listed on each cover page. While each Reporting Person joined in concert to negotiate the Stock Purchase Agreement, there is no agreement among the Reporting Persons regarding voting or disposition of the shares.

2

1. Names of Reporting Persons.
I. Wistar Morris

2. Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3. SEC Use Only

4. Source of Funds
PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Pennsylviania
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 764,601 (1)

8. Shared Voting Power -0-

9. Sole Dispositive Power 764,601 (1)

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
764,601
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
3.20%
14. Type of Reporting Person
IN

(1)	Each of the Reporting Persons may be deemed to have beneficial ownership of only the shares listed on each cover page. While each Reporting Person joined in concert to negotiate the Stock Purchase Agreement, there is no agreement among the Reporting Persons regarding voting or disposition of the shares.

3

1. Names of Reporting Persons.
Tom Prasil

2. Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3. SEC Use Only

4. Source of Funds
PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Pennsylviania
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 811,848 (1)

8. Shared Voting Power -0-

9. Sole Dispositive Power 811,848 (1)

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
811,848
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
3.39%
14. Type of Reporting Person
IN

(1)	Each of the Reporting Persons may be deemed to have beneficial ownership of only the shares listed on each cover page. While each Reporting Person joined in concert to negotiate the Stock Purchase Agreement, there is no agreement among the Reporting Persons regarding voting or disposition of the shares.

4

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13 D relates to the common stock, par value $.001 per share of Two Rivers Water Company, a Colorado Corporation. The principal executive offices of Two Rivers Water Company are located at 2000 South Colorado Boulevard, Tower 1 Suite 3100, Denver, CO 80222.

ITEM 2. IDENTITY AND BACKGROUND

The group of persons is referred to as the Investor Group. The members of the Investor Group, who are all natural persons, are:

1.	a)	John R. McKowen
b)	2000 S Colorado Blvd, Annex Ste 420, Denver CO 80222
c)	CEO of Two Rivers Water Company, 2000 S Colorado Blvd, Annex Ste 420, Denver CO 80222
d)	No convictions
e)	No securities law violations
f)	Citizen of the United States of America

2.	a)	I. Wistar Morris
	b)	235 Broughton Lane, Villanova PA 19085
c)	Independent Investor
d)	No convictions
e)	No securities law violations
f)	Citizen of the United States of America

3.	a)	Tom Prasil
	b)	209 Leisure Drive, Fox Lake, IL 60020
c)	Retired/Independent Investor
d)	No convictions
e)	No securities law violations
f)	Citizen of the United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 17, 2009, the Registrant, Two Rivers Water Company, and Two Rivers Basin, LLC (“TRB”, an unrelated company) formed HCIC Holdings LLC (“HCIC”, a joint venture) for the purpose of acquiring shares in the Huerfano Cucharas Irrigation Company (an historic mutual ditch company in Colorado). The Registrant and TRB each owned a 50% interest in HCIC. On September 14, 2010, TRWC purchased TRB’s ownership of HCIC through a merger and the issuance of 7,500,000 shares of the Company’s stock to the eight individual members of TRB. As part of the merger and issuance, the members of TRB agreed to lock up their shares until March 14, 2012. Prior to the expiration of the lock up period, some of the individuals who had been the members of TRB, engaged an attorney to begin to explore the disposal of a portion of their common stock in a coordinated fashion and the ramifications of acting together as a group. In support of that exploratory effort, the individuals agreed among themselves not to individually sell any shares during the exploratory period. On April 11, 2012, the TRB Group decided to move forward as a group to begin negotiating the sale of their shares. The Registrant, in cooperation with the TRB Group and their representative, agreed to investigate opportunities for an off-market sale of the TRB Group’s shares of the Registrant’s common stock.

As a result of that investigation, the Company identified members of an Investment Group who have agreed among themselves to propose a transaction under which the Investor Group will acquire 1.667 million shares of Two Rivers Water Company’s common stock currently held by the members of TRB at a price of $1.00 per share. In addition, the Investor Group will acquire options from the members of TRB to acquire up to additional 2,668,713 shares of the Registrant’s common stock at an average price of $2.50 per share during a two-year option period. Finally, the members of TRB agreed not to sell any of the remaining 2,167,857 shares acquired in the original HCIC transaction for the same two-year period. Of the initial 1.667 million shares, the initial closing included members of the Investor Group purchasing 950,000 shares and a proportionate amount of the option shares with the expectation that the balance will be purchased within 90 days of May 31, 2012, the Initial Closing Date, by other persons that will become part of the Investor Group.

5

Except for John McKowen, who borrowed the funds used to acquire 300,000 shares in the transaction, all funds used by the group to engage in the transaction, were from personal funds. On May 11, 2012 Mr. McKowen borrowed $300,000 from Westhampton Special Situations Fund, LLC and L.A. Walker and Linda J. Walker, the Lenders, pursuant to a note and pledge agreement. The note provides for monthly payments of interest only at the rate of 12% per annum with all principal and interest due in full on November 11, 2013. The note is secured by a pledge agreement covering one million shares of Two Rivers Water Company common stock owned by Mr. McKowen and all of the options acquired by him in the transaction which forms the basis of this report.

ITEM 4. PURPOSE OF TRANSACTION

The members of the Investor Group acquired the Registrant’s shares from the members of TRB in a coordinated “off market” transaction, as described above, for investment purposes.

(a)	Please see the description of the options in Item 3 above. Additionally, the Investor Group does expect the balance of the initial 1.667 million shares and related options should be acquired within the 90 days subsequent to the initial closing date.
(b)	to (j) not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	The Registrant has 23,914,824 shares of its common stock outstanding. The Investor Group’s pre purchase ownership of shares, 3,471,977 shares, represented 14.52% of the Registrant’s common stock. The additional 950,000 shares purchased by the Investor Group represent an additional 3.97% of the Registrant’s outstanding shares. If all of the options acquired in the transaction are exercised, the additional 2,668,713 shares represent an additional 11.16% of the Registrant’s outstanding shares. Please refer to the Cover Pages for each of the Reporting Person’s individual ownership information.

(b)	As a result of the transactions described, until May 30, 2014, the shares underlying the options and the shares subject to the lockup provisions of the Stock Purchase will be voted in conformance with the recommendation of the Company's Board of Directors.

(c)	Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons they have not affected any transaction in the registrant's common stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Until the option termination date, the members of TBR have agree to exercise all non-voting rights accorded to the option shares in accordance with the directions of the respective holders of such options, for the benefit of such holders and at the exclusive expense of such holders; provided, however, in the event that such non-voting rights are not exercised by members of the Investor Group, they shall be made available to the members of TBR pro-rata according to each group member’s percentage interest in number of shares for which said non-voting rights are not exercised.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit number	Description

1	Stock Purchase Agreement dated May 31, 2012
2	McKowen Note Secured by a Pledge Agreement

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2012	June 11, 2012	June 11, 2012
Date	Date	Date

/s/ John R. McKowen	/s/ I. Wistar Morris	/s/ Tom Prasil
Signature	Signature	Signature

John R. McKowen	I. Wistar Morris	Tom Prasil

7

 exhibit 1

Stock Purchase Agreement

This Stock Purchase Agreement (“this SPA”), dated as of May 31, 2012, is entered into between John R. McKowen (“McKowen”), on behalf of himself and other individual investors (collectively, “the Buyers” and individually “a Buyer”), on one hand, and seven individual owners (collectively “the Sellers” and individually “a Seller”) of common stock in Two Rivers Water Company (the “Company”), on the other hand. The designations “Buyer” and/or “Buyers” herein includes two groups of Buyers, namely Initial Buyers and Subsequent Buyers, as those terms are defined herein below. The Buyers and Sellers are sometimes referred to individually as “a Party” and collectively as “the Parties”.

W i t n e s s e t h:

Whereas, the Sellers are the owners, beneficially and of record, of 6,503,570 shares of restricted common stock of the Company (the “Seller Common Stock”); and

Whereas, the Company is a corporation organized and existing under the laws of the State of Colorado and a registrant pursuant to the Securities Act of 1933 whose shares are traded over-the-counter under the ticker symbol “TURV”; and

Whereas, McKowen is the Company’s chief executive officer, the chairman of its Board of Directors and also a Buyer; and

Whereas, the Sellers desire to liquidate a substantial portion of the Seller Common Stock without unduly disturbing the market, which they perceive as lacking the depth required to absorb a substantial portion of the Seller Common Stock in transactions over a short period of time; and

Whereas, the Buyers desire to purchase for investment a substantial number of shares in the Company without unduly disturbing the market, which they perceive as lacking the depth required to accommodate substantial purchases over a short period of time; and

Whereas, the Company has an interest in accommodating both the Sellers’ interests in gaining partial liquidation of their investments in the Seller Common Stock and the Buyers’ interests in establishing investment positions in the Company through a series of off-market transactions that will avoid unduly disturbing the market for the Company’s shares; and

Whereas, the Sellers have agreed to sell to Buyers 1,667,000 shares of the Seller Common Stock, plus options for an additional 2,668,713 shares of the Seller Common Stock (“Option Shares”), all as more fully described in this SPA; and

Whereas, certain of the Buyers have heretofore completed the process of qualifying to purchase shares of the Seller Common Stock and are ready, willing and able to close on the purchase of 950,000 shares of the Seller Common Stock, plus options for an additional 1,520,862 shares of the Seller Common Stock, promptly upon execution of this SPA (“the Initial Buyers”);

EX 1 -1

and

Whereas, other potential Buyers (“the Subsequent Buyers”) have not yet been identified and/or are not prepared to close as of the date of this SPA but are expected to close on the purchase of up to 717,000 shares of the Seller Common Stock, plus options for an additional 1,147,851 Option Shares within a period of 90 days following the Initial Closing Date (“Subsequent Sales Period”); and

Whereas, as a material inducement for Buyers to enter into this SPA, the Sellers have agreed not to sell any of the Seller Common Stock, except pursuant to the provisions of this SPA, for a period of two years from the Initial Closing Date; and

Whereas, McKowen desires to arrange for the Subsequent Buyers to purchase from the Sellers shares of the Seller Common Stock and associated options in accordance with the terms of this SPA within the Subsequent Sales Period;

Whereas, the Parties mutually desire both to facilitate the Subsequent Buyers’ participation in this SPA and to provide for the possibility that Subsequent Buyers will not purchase up to the full 1,667,000 Units contemplated by this SPA;

NOW THEREFORE, the Parties do hereby agree to the purchase and sale of a portion of the Seller Common Stock, subject to the terms and conditions herein.

I

THE BASIC TRANSACTION

1.01. Terms of the Transactions.

(a)	Within 90 days following the Initial Closing Date (as defined herein), the Buyers, acting through McKowen, will purchase up to 1,667,000 “units” consisting of (i) one share of the Seller Common Stock plus (ii) one A Option [as defined in section 1.01(b)] and (iii) one B Option [as defined in section 1.01(c)] (“a Unit”). The purchase price for each Unit will be one dollar ($1.00). Of the 1,667,000 Units subject to this SPA, the Initial Buyers will purchase 950,000 Units promptly following execution of this SPA by McKowen on behalf of the Buyers, by each of the Sellers, and by each of the Initial Buyers by the execution of Exhibit C. Subject to the registration of restricted Seller Common Stock in the name of each of the Initial Buyers, settlement will take place on the third business day following the trade date. The settlement date on which the Initial Buyers acquire such Units will be the Initial Closing Date.

(b)	The A Option gives a Buyer the right to purchase an additional share of Seller Common Stock for an exercise price of two dollars ($2.00) per share on or before the second anniversary of the Initial Closing Date (“the Termination Date”). The form of an A Option is attached to this SPA as Exhibit A. Subject to the provisions of section 3.03, the Sellers hereby instruct Wedbush Securities to set aside a total of 1,667,000 shares of the Seller Common Stock to cover the A Options as allocated among the Sellers in Schedule 1 (defined in section 2.01).

EX 1 -2

(c)	The Buyers’ exercise of all outstanding A Options will become mandatory when, prior to the Termination Date, the following three conditions are met: (i) the Company common shares have been listed on a national exchange for at least 30 trading days; (ii) the closing bid price for Company common shares (adjusted for any splits) has been above three dollars per share for 10 consecutive trading days; and (iii) the average trading volume in the Company common shares has been in excess of 100,000 shares per day for the same 10 consecutive trading days (the “Trigger Date”). Should the conditions precedent to a mandatory exercise occur, the Buyers shall exercise all outstanding A Options within 30 calendar days of the Trigger Date but in no case subsequent to the Termination Date should the 30 day mandatory exercise period extend beyond the Termination Date.

(d)	The B Option gives a Buyer the right to purchase 6/10 (six-tenths) of an additional share of Seller Common Stock for an exercise price of three dollars ($3.00) per whole share on or before the Termination Date. The form of a B Option is attached to this SPA as Exhibit B. Subject to the provisions of section 3.03, the Sellers hereby instruct Wedbush Securities to set aside a total of 1,001,713 shares of the Seller Common Stock to cover the B Options as allocated among the Sellers in Schedule 1.

(e)	The Sellers hereby agree not to sell any shares of Seller Common Stock, except pursuant to this SPA (including pursuant to the potential release described in section 3.03), until after the Termination Date (“the Seller Lockup Commitment”).

(f)	McKowen hereby agrees not to sell any Company common stock (whether acquired pursuant to this SPA or otherwise) prior to the Termination Date without (i) 30 days’ advance written notice to the Sellers of his intention to sell a specified number of Company common stock and (ii) a partial and pro rata release of the Sellers from the Seller Lockup Commitment allowing the Sellers to sell an equivalent number of shares (“the McKowen Lockup Commitment”).

(g)	During the term of the Seller Lockup Commitment, the Sellers hereby agree that all of the Seller Common Shares, including the Option Shares but excluding any Residual Shares as set forth in section 3.03, will be voted in conformance with the recommendation of the Company's Board of Directors.

(h)	Prior to the Termination Date, the Sellers hereby agree to exercise all non-voting rights accorded to the Option Shares in accordance with the directions of the respective holders of such options, for the benefit of such holders and at the exclusive expense of such holders; provided, however, in the event that option holders decline to direct the exercise of any such non-voting rights for their own benefit then such undirected non-voting rights shall revert to the Sellers on a pro rata basis according to Option Shares allocated in Schedule 1.

EX 1 -3

(i)	Each of the Sellers hereby agrees to pay to Wedbush Securities a facilitation fee (“a Facilitation Fee”) equal to 2% of the proceeds of the sale of that Seller’s Seller Common Stock at the Initial Closing Date and at each Subsequent Closing Date (defined herein) and in the event of each exercise of A Options and B Options. Each Seller hereby authorizes Wedbush Securities to deduct the Facilitation Fee from the gross proceeds of such sales of Seller Common Stock and to deposit only the net proceeds into the Seller's account. Further, Wedbush Securities will earn a 2% commission (payable by the Seller) on the sale of any Seller Common Stock to any Buyer for a period of three years from the Initial Closing Date.

II

EXECUTION

2.01. Schedule 1. Schedule 1 is attached hereto and incorporated herein by this reference. Allocations of Seller Common Stock, A Options, B Options and Seller Lockup Commitment with respect to Sellers, Initial Buyers and Subsequent Buyers are contained in Schedule 1.

With respect to each Seller, Schedule 1 includes:

1.	Seller Common Stock sold at the Initial Closing Date;
2.	Seller Common Stock to be sold at Subsequent Closing Dates (assuming that all 1,667.000 Units are sold by the end of the Subsequent Sale Period);
3.	Total Seller Common Stock sold at both Initial Closing Dates and Subsequent Closing Dates;
4.	Seller Common Stock allocated to cover A Options (assuming that all 1,667,000 Units are sold by the end of the Subsequent Sale Period);
5.	Seller Common Stock allocated to cover B Options (assuming that all 1,667.000 Units are sold by the end of the Subsequent Sale Period);
6.	Seller Common Stock subject to the Seller Lockup Commitment at the Initial Closing Date;
7.	Seller Common Stock subject to the Seller Lockup Commitment associated with Subsequent Closing Dates (assuming that all 1,667.000 Units are sold by the end of the Subsequent Sale Period);
8.	Total Seller Common Stock subject to the Seller Lockup Commitment (assuming that all 1,667,000 Units are sold by the end of the Subsequent Sale Period) and
9.	Total Seller Common Stock.
10.	Formula for calculating Released Shares.
11.	Pro-rata Percentage Ownership of Released Shares for Section 3.03.

With respect to each Initial Buyer, Schedule 1 includes:

1.	Seller Common Stock purchased at the Initial Closing Date;
2.	A Options purchased at the Initial Closing Date and
3.	B Options purchased at the Initial Closing Date.

With respect to each Subsequent Buyer and by way of example, Schedule 1 includes:

1.	Seller Common Stock purchased at each Subsequent Closing Date;
2.	A Options purchased at each Subsequent Closing Date and
3.	B Options purchased at each Subsequent Closing Date.

All entries on Schedule 1 have been verified and agreed to by the Sellers and the Buyers.

EX 1 -4

2.02. Execution Instructions to Wedbush Securities. The Parties hereby designate Wedbush Securities to assist in facilitating the transactions contemplated by this SPA. Each Party hereby acknowledges that (i) such Party has entered into this SPA based on such Party’s independent business judgment, (ii) such Party has consulted with such professional advisor(s) as such Party deems appropriate in evaluating the risks and opportunities involved in the transactions contemplated in this SPA, and (iii) such Party has not relied on the Company or on Wedbush Securities to evaluate the terms of this SPA or the merits of entering into this SPA. Each Party hereby waives any claim against Wedbush Securities arising out of its assistance in facilitating transactions contemplated by this SPA, except in the case of negligence by Wedbush Securities, and holds Wedbush Securities harmless from any liability, damage or other cost arising from its good faith execution of transactions contemplated by this SPA. Each of the Sellers hereby instructs Wedbush Securities as follows:

(a)	To hold the Seller Common Stock in my account in accordance with the provisions of this SPA including setting aside sufficient shares to cover the A Options and the B Options, and the shares related to the corresponding Seller Lockup Commitment based on the allocations in Schedule 1;

(b)	To execute the sale of Units to the Initial Buyers in accordance with this SPA by (i) deducting shares of Seller Common Stock from each of the Seller’s accounts to provide the shares associated with such Units; (ii) setting aside shares to cover the A Options and B Options associated with such Units; and (iii) setting aside the shares related to the corresponding Seller Lockup Commitment, all in accordance with the allocations in Schedule 1 in exchange for payment from such Initial Buyer(s), less the Facilitation Fee (defined in section 2.03);

(c)	To execute the sale of Units to each Subsequent Buyer during the Subsequent Sales Period by (i) deducting shares of Seller Common Stock from each of the Seller’s accounts to provide the shares associated with such Units; (ii) setting aside shares to cover the A Options and B Options associated with such Units; and (iii) setting aside the shares related to the corresponding Seller Lockup Commitment so as to maintain the proportions indicated in Schedule 1, in exchange for payment from such Subsequent Buyer(s), less the Facilitation Fee.

(d)	To honor and fulfill the proper exercise of A Options and B Options by deducting Seller Common Stock in accordance with the allocations in Schedule 1 and transferring shares of Seller Common Stock to the exercising Buyer(s) in exchange for payment of the appropriate strike price, less the Facilitation Fee;

(e)	To remove the Seller Lockup Commitment designated on Seller Common Shares promptly after the Termination Date;

EX 1 -5

(f)	In the event that any of the 1,667,000 Units remain unsold after the end of the Subsequent Sales Period, all Seller Common Stock which has not been dedicated to Units (plus the associated proportion of Seller Lockup Commitment shares) sold to Buyers as reflected in Schedule 1 shall be released from the restrictions of this SPA. [By way of example, in the event that 500,000 Units were to remain unsold at the end of the Subsequent Sales Period, then 1,950,681 shares of Seller Common Stock would be designated as Released Shares and thereby become free of the restrictions in this SPA.]; and

(g)	To take such other actions required in your reasonable judgment to carry out the intent of this SPA.

Each of the Buyers hereby instructs Wedbush Securities as follows:

(a)	To execute the purchase of Units allocated to me in Schedule 1 by depositing into my account the appropriate Seller Common Stock plus the corresponding A Options and B Options and deducting from the cash balance in my account the payment therefor for credit to the appropriate Seller account(s); and

(b)	To take such other actions required in your reasonable judgment to carry out the intent of this SPA.

2.03. Facilitation Fee. Each of the Sellers hereby agrees to pay to Wedbush Securities a Facilitation Fee equal to 2% of the proceeds of the sale of that Seller’s Seller Common Stock at the Initial Closing Date and at each Subsequent Closing Date (defined herein) and in the event of each exercise of A Options and B Options. Each Seller hereby authorizes Wedbush Securities to deduct the Facilitation Fee from the gross proceeds of such sales of Seller Common Stock and to deposit only the net proceeds into the Seller's account. Further, Sellers will pay Wedbush Securities a 2% commission on the sale of any Seller Common Stock to any Buyer for a period of three years from the Initial Closing Date.

2.04. Transaction Costs. The Company hereby agrees to pay at the Initial Closing the full costs of the transactions contemplated by this SPA including (i) its own legal fees and incidental costs, (ii) the reasonable legal fees and other incidental costs incurred by the Sellers, and (iii) the reasonable legal fees and other incidental costs incurred by the Buyers in executing the transactions contemplated by this SPA.

2.05 Subsequent Closing Dates. During the Subsequent Sale’s Period, McKowen is hereby granted the exclusive right and authority to designate qualified investors as Subsequent Buyers for a specified number of not less than 5,000 Units (which Units, when aggregated with Units purchased by the Initial Buyers and other Subsequent Buyers must not exceed 1,667,000 Units). Upon such designation, the Subsequent Buyer must (i) provide written assurance of his/her status as a qualified investor and his/her investment intent with respect to the Seller Common Stock, (ii) have on deposit in his/her securities account at Wedbush Securities readily available funds sufficient to purchase his/her allocated Units, and (iii) sign Exhibit C attached hereto indicating agreement with all the terms of this SPA. When the foregoing steps have been accomplished, Wedbush Securities will promptly execute the Subsequent Buyer’s instructions in section 2.02. Subject to the registration of restricted Seller Common Stock in the name of each of the Subsequent Buyer, settlement will take place on the third business day following the trade date. The settlement date on which each Subsequent Buyer acquires such Units will a Subsequent Closing Date.

EX 1 -6

III

CONDITIONS TO CLOSING/CLOSING

3.01. Sellers’ Conditions to Closing. Each of the Sellers has established a securities account with Wedbush Securities and the Sellers have deposited into such accounts, in the aggregate, 6,503,570 shares representing the Seller Common Stock allocated in accordance with Schedule 1, which each of the Sellers hereby confirms as being accurate in terms of allocations.

3.02. Buyers’ Conditions to Closing. Each of the Initial Buyers has heretofore established a securities account with Wedbush Securities in which the Initial Buyers have on deposit readily available funds, in aggregate, of not less than $950,000. Prior to each Subsequent Closing Date, each Subsequent Buyer must complete the steps listed in section 2.02. Further, each individual Buyer must deliver to Wedbush Securities (with a copy to the Sellers) a written agreement, in the form attached as Exhibit C, to be bound as a Buyer by this SPA.

3.03. Release of Unsubscribed Seller Common Stock. In the event that any of the 1,667,000 Units have not been purchased by Buyers on or before the end of the Subsequent Sale’s Period then the unsold Units and associated Seller Lockup Commitment shares that are associated with said unsold Units will be free of the restrictions of this SPA and the Sellers will be free to hold or dispose of such released shares (“the Released Shares”) as each in his own discretion chooses, subject to any applicable laws or regulations. The Released Shares, if any, will have their set aside designations removed by Wedbush Securities promptly after the end of the Subsequent Sale Period and made available to each Seller according to the his ownership in the Released Shares as derived from Schedule 1. [Reference section 2.02(e).]

3.04 Registration. Following the Termination Date, the Company will register all the Seller Common Stock then held by the Sellers for public sale pursuant to the Securities Act and will support their distribution on a “Piggy-Back” basis in conjunction with the Company’s next succeeding registered offering, provided, however, that the Sellers will not be obligated to sell any of their shares in connection with the offering.

IV

BUYERS’ REPRESENTATIONS AND WARRANTIES

4.01. Buyers’ Representations and Warranties. Each individual Buyer hereby represents and warrants, severally but not jointly, to Sellers, as of the date hereof and as of the date on which a Buyer acquires Seller Common Stock, as follows:

(a)	Buyer is acquiring the Seller Common Stock for investment purposes and not with a view to resell or otherwise transfer. This SPA is a valid and binding obligation of such Buyer, enforceable against such Buyer.

EX 1 -7

(b)	Buyer has the requisite power and authority to purchase the Seller Common Stock, and to execute and deliver this SPA. The Buyer has evaluated the risks involved with investing in the Company’s common stock, understands that such investment involves a high degree of risk, and is not relying on any representation of the Sellers regarding the Company in arriving at the Buyer’s independent decision to acquire the Seller Common Stock.

(c)	Buyers have reviewed the Company SEC Reports, have been represented in consideration of the transactions contemplated herein by competent professionals of their own choosing, have had the opportunity to question management about the Company and its affairs, plans and prospects and have not relied, for purposes of the transaction, on any representations of any Party, except for those recited in Article V. The Buyers specifically represent that Wedbush Securities has not provided any advice or representation to the Buyers but that Wedbush Securities is acting pursuant to the Buyers’ and the Sellers’ instructions solely to facilitate the transactions contemplated by this SPA.

(d)	Buyer acknowledges that the Seller Common Stock has not been registered under any United States federal or state statutes and is "restricted securities" and/or “control securities” and the certificate representing the Seller Common Stock contains the following restrictive legend:

The shares represented by this certificate have not been registered under the Securities Act of 1933 ("The Act") and are restricted securities as that term is defined in Rule 144 under the Act. These shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

V

SELLERS REPRESENTATIONS AND WARRANTIES

REGARDING TRANSACTION

5.01. Sellers’ Representations and Warranties. Each individual Seller hereby represents and warrants, severally but not jointly, to the Buyers as of the date hereof and as of the date of the release of Seller Common Stock to the Buyers pursuant to this SPA:

(a)	He has the requisite power and authority, to own the Seller Common Stock, to execute the SPA, and to deliver the Seller Common Stock to Buyers.

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(b)	This SPA is a valid and binding obligation of such Seller, enforceable against such Seller. The sale of the Seller Common Stock to be sold by him hereunder is not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.

(c)	To the best of Seller’s knowledge, the execution, delivery and performance of and compliance with the SPA, and the transfer and sale of the Seller Common Stock by such Seller, will not violate any law, rule, regulation, order, or decree of any governmental authority to which such Seller is subject, nor result in a material breach of any contract to which such Seller is bound and to which the Seller Common Stock to be sold by him hereunder is subject, nor result in a violation or breach by such Seller of any judgment, order, writ, injunction or decree issued against or imposed upon such Seller, nor result in a material breach or default under (or an event that, with giving of notice or passage of time or both, would constitute a breach of or default under), or termination of, or accelerate the performance required by, nor result in the creation or imposition of, any material security interest, lien, charge, issuer offset or other encumbrance upon the Seller Common Stock to be sold by him hereunder under any contract, instrument or agreement to which such Seller is a party or by which such Seller or any of the Seller Common Stock to be sold by him hereunder are bound.

(d)	He has good and marketable title to the Seller Common Stock to be sold by him hereunder, and such Seller Common Stock is free and clear of any mortgage, lien, pledge, charge, claim, rights, issuer offset or other encumbrance of any kind or nature, except for any restrictions on transfer under applicable securities laws.

(e)	There are no suits, claims, actions or proceedings pending or, to the best of such Seller’s knowledge, threatened against the Seller Common Stock to be sold by him hereunder or such Seller’s ownership of such Seller Common Stock.

(f)	Seller Common Stock to be sold by him hereunder is not subject to any contract, agreement, arrangement or understanding, written or otherwise, which would adversely affect or otherwise prohibit or limit the acquisition of such Seller Common Stock by the Buyers.

(g)	Sellers have had the opportunity to review the Company SEC Reports, have been represented in consideration of the transactions contemplated herein by competent professionals of their own choosing, have had the opportunity to question management about the Company and its affairs, plans and prospects and have not relied, for purposes of the transaction, on any representations of any Party except for those recited in the Article IV. The Sellers specifically represent that Wedbush Securities has not provided any advice or representation to the Sellers but that Wedbush Securities is acting pursuant the Buyers’ and the Sellers’ instructions solely to facilitate the transactions contemplated by this SPA.

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VI

GENERAL PROVISIONS

6.01. Interpretation.

(a)	When a reference is made in the SPA to schedules or exhibits, such reference shall be to a schedule or an exhibit to the SPA unless otherwise indicated. When a reference is made in the SPA to a section, such reference shall be to a section of the SPA. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

(b) For purposes of the SPA, the term “person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(c) Whenever in the SPA the singular number is used, the same shall include the plural where appropriate (and vice versa), and words of any gender shall include each other gender where appropriate.

6.02. Severability. In the event that any provision of the SPA, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of the SPA will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties hereto. The Parties further agree to replace such void or unenforceable provision of the SPA with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

6.03. Rules of Construction. The Parties hereto agree that they have been represented by counsel during the negotiation and execution of the SPA and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

6.04. Assignment. No Party may assign either the SPA or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the preceding sentence, the SPA shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

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6.05. Governing Law, Effective Date, and Prevailing Party.

(a)	All questions concerning the construction, validity, enforcement and interpretation of the SPA shall be governed by the internal laws of the state of Colorado, without giving effect to any choice of law or conflict of law provision or rule (whether of the state of Colorado or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Colorado. Each Party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts in Colorado, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each Party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such Party at the address for such notices to it under the SPA and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THE SPA OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b)	If for any reason action is required to enforce the terms of the SPA by one Party against the other Party, reasonable attorney fees and court costs will be assessed against the prevailing Party.

6.06. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of the SPA were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of the SPA and to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In any action at law or suit in equity to enforce the SPA or the rights of any of the Parties hereunder, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

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6.06. Entire Agreement. The SPA and the documents and instruments and other agreements among the Parties hereto as contemplated by or referred to herein, including the Schedules and Exhibits, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

6.08. Counterparts. The SPA may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by facsimile of a signed counterpart shall be deemed delivery for purposes of acknowledging acceptance hereof.

6.09. No Finder's Fee. Other than the Facilitation Fee provided for in this SPA, Buyers, on one hand, and the Seller, on the other, hereby represent and warrant to each other that there are no fees of any kind, including a finder's fee, which any Party will be obligated to pay now or in the future as a result of the SPA. Each Party or Parties in breach of such representation and warranty hereby indemnifies and holds harmless the other Party or Parties from and against any and all claims, demands, causes of action, losses, costs and expenses (including reasonably attorneys’ fees and expenses) or other liability arising from such breach.

6.10. Rounding Convention. When a formula, entry on Schedule 1 or other requirement in this SPA results in a reference to a fractional share of Company common stock, the reference will be deemed rounded to the nearest whole share.

6.11. Mutual Undertakings. Concurrent with the execution of this SPA and from time to time thereafter, the Parties hereby agree to execute such additional instruments and take such additional action as any other Party or Parties may reasonably request in order to effectuate the purpose and intent of this SPA.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, intending to be legally bound, the Parties have executed the SPA on the day and year first written above.

BUYERS:

/s/ John R. McKowen
John R. McKowen, Individually and on behalf of all Buyers

SELLERS:

/s/ Ken Roehrich
Ken Roehrich

/s/ David Cheng
David Cheng

/s/ Keith Wilhite
Keith Wilhite

/s/ John Stroh
John Stroh

/s/ Fred Jones
Fred Jones

/s/ Steve Hodges
Steve Hodges

/s/ Roger Lefler
Roger Lefler

With respect to section 2.04 and 3.04

TWO RIVERS WATER COMPANY

/s/ Gary Barber
Gary Barber, President

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PROMISSORY NOTE SECURED BY A PLEDGE AGREEMENT

$300,000.00	May 11, 2012

FOR VALUE RECEIVED, and upon the terms and conditions set forth herein, John R. McKowen, having an office and address for purposes of notices and legal process at 456 Madison Street, Denver, Colorado 80206 (“Borrower”) promises to pay to the order of Amy Atkinson, as Lenders’ Representative for the entities listed on Exhibit A, attached hereto, which is incorporated herein and made a part hereof (collectively, “Lender”), at PO Box 3087, Greenwood Village, Colorado 80155-3087 or at any such other place as may be designated in writing by Lender, the principal sum of Three Hundred Thousand and None/100 ($300,000.00) Dollars, in lawful money of the United States of America, together with interest thereon to be computed from the date hereof at the Interest Rate (as defined below), and to be paid in accordance with the terms of this Promissory Note Secured by the Pledge Agreement (this “Note”).

1. INTEREST. The term “Interest Rate,” as used herein shall mean an interest rate equal to twelve percent (12.00%) per annum. Interest for any month or fractional part thereof shall be calculated on the basis of a 360-day year and the daily amount so determined shall be multiplied by the actual number of days for which interest is being paid.

2. PAYMENT TERMS.

2.1. Borrower agrees to pay sums under this Note in installments as follows:

2.1.(a) On the date hereof in the sum of Two Thousand One Hundred Dollars ($2,100.00), representing earned interest from the date of this Note through and including May 31, 2012;

2.1.(b) Thereafter, except as may be adjusted in accordance with this Section 2.1(b), Borrower shall pay to Lender consecutive monthly installments of accrued interest in advance for each month in an amount equal to the Monthly Payment Amount, commencing on June 1, 2012, and continuing on the first day of each month thereafter through and until eighteen months (18) months after the date hereof (the “Maturity Date”) shall equal interest-only payments on the outstanding principal balance, calculated at an annual interest rate equal to the Interest Rate, computed on the basis of a three hundred sixty (360) day year consisting of twelve (12) months of thirty (30) days each. Commencing on the date hereof, the Monthly Payment Amount shall equal: (i) for April, June, September, and November Three Thousand and 00/100 Dollars ($3,000.00); (ii) for January, March, May, July, August, October, and December Three Thousand One Hundred and 00/100 Dollars ($3,100.00); and (iii) for February Two Thousand Eight Hundred and 00/100 Dollars ($2,800.00). For payments of accrued interest for partial months, the Monthly Payment Amount shall be adjusted to equal the pro rata amount for the number of days that interest has accrued during such partial month.

EX 2 -1

2.1.(c) All accrued and unpaid interest and the unpaid principal balance hereof are due and payable on the earlier to occur of (i) the Maturity Date, or (ii) the date on which the indebtedness becomes immediately due and payable hereunder.

2.2. Notwithstanding the foregoing, Lender reserves the right to bill and collect from Borrower any accrued but unbilled or unpaid interest calculated pursuant to Section 1 above.

2.3. All parties hereto, whether Borrower, principal, surety, guarantor or endorser, hereby waive demand, notice of demand, presentment for payment, notice of dishonor, protest and notice of protest.

3. PLEDGE AND ADDITIONAL LOAN DOCUMENTS.

3.1. This Note is secured by the Pledge Agreement of even date herewith pledging 1,055,672 shares of Two Rivers Water Company, Inc. common stock and options to purchase an additional 600,000 shares of Two Rivers Water Company, Inc. common stock granted to the Borrower by Two Rivers Water Company as described in the Pledge Agreement (the “Collateral”) and certain other instruments and agreements dated of even date herewith from Borrower to Lender or between Borrower and Lender (collectively said documents and agreements may be referred to as the “Loan Documents”).

4. APPLICATION OF PAYMENTS.

4.1. Each Monthly Payment Amount paid by Borrower hereunder, at the option of Lender, shall be applied as follows:

4.1.(a) First, to any costs of collection hereunder;

4.1.(b) Then, to late charges and any other fees or charges due hereunder,

if any;

EX 2 -2

4.1.(c) Then, to interest then due and payable hereunder;

4.1.(d) Then to the principal balance hereof; and

Collateral

4.2. Monthly installments of interest shall be paid when due, regardless of the prior acceptance by Lender of payments in excess of the regular monthly installment of principal (if required) and interest.

4.3. The designation or allocation by Borrower of the disposition or allocation of any payments made will not be binding upon the Lender which may allocate any and all such payments to interest, principal and other fees and charges due hereunder or to any one or more of them, in such amount, priorities and proportions as Lender may determine in its sole discretion in accordance with the terms hereof.

5. DEFAULT AND ACCELERATION.

5.1. It is hereby expressly agreed that (A) the whole of the principal sum of this Note, (B) interest, default interest, late charges, fees and other sums, as provided in this Note, (C) all other monies agreed or provided to be paid by Borrower in this Note or the Loan Documents, and (D) all sums advanced and costs and expenses incurred by Lender in connection with the Indebtedness (as hereinafter defined) or any part thereof, any renewal, extension, or change of or substitution for the Indebtedness or any part thereof whether made or incurred at the request of Borrower or Lender (the sums referred to in (A) through (D) above shall collectively be referred to as the “Indebtedness”) shall, WITHOUT NOTICE, become immediately due and payable at the option of the holder hereof upon the happening of any of the following events (each, an "Event of Default"):

5.1.(a) Borrower fails to pay any amount due to Lender under this Note within ten (10) days after the due date for such payment, or if no due date is provided for, within ten (10) days after written demand therefor is made;

5.1.(b) Borrower fails to keep, observe or perform any other promise, condition or agreement contained in this Note or the Loan Documents or any other documents described herein or delivered in connection herewith or is otherwise in default under the terms, covenants and conditions of the Loan Documents, and such failure or default is not remedied within fifteen (15) days after notice to Borrower thereof, provided, however, that if such failure or default is not capable of being cured or remedied within said fifteen (15) day period, then if Borrower fails to promptly commence to cure the same and thereafter diligently prosecute such cure to completion but in any event within thirty (30) days after notice thereof;

5.1.(c) There is a material misstatement in any certificate and/or certification delivered in connection with this Note or the Loan Documents, or any representation, disclosure, warranty, statement, financial information, application and/or other instrument, record, documentation or paper made or furnished by or on behalf of Borrower in connection with this Note shall be materially misleading, untrue or incorrect;

EX 2 -3

5.1.(d) A receiver, liquidator or trustee shall be appointed for Borrower or for any of his Collateral, an assignment shall be made for the benefit of creditors, Borrower shall be adjudicated a bankrupt or insolvent, or any petition for bankruptcy, reorganization or arrangement pursuant to the United States Bankruptcy Code, or under the provisions of any federal or state bankruptcy or receiver laws, shall be filed by or against Borrower, unless such appointment, assignment, adjudication or petition was involuntary, in which event only if the same is not discharged, stayed or dismissed within forty-five (45) days;

5.1.(e) A final judgment for the payment of money which would materially adversely affect such Borrower’s ability to make payments under this Note shall be rendered against Borrower and such party shall not discharge the same or cause it to be discharged within forty-five (45) days from the entry thereof, or shall not appeal therefrom or from the order, decree or process upon which or pursuant to which said judgment was granted, based or entered within twenty (20) days, and thereafter to secure a stay of execution pending such appeal;

5.1.(f) Borrower shall have concealed, removed and/or permitted to be concealed or removed any substantial part of their Collateral and/or assets with the intent to hinder, delay or defraud Lender of any of its Collateral and/or assets which may be fraudulent under any federal or state bankruptcy, fraudulent conveyance or similar law now or hereafter enacted, or if Borrower shall have made any transfer of any of their Collateral and/or assets to or for the benefit of a creditor at a time when other creditors similarly situated have not been paid, or if Borrower shall have suffered or permitted to be suffered, while insolvent, any creditor to obtain a lien upon any of its Collateral and/or assets through legal proceedings or distraint which is not vacated within (30) days from the date of entry thereof; or

5.1.(g) Borrower defaults under any other note, instrument, agreement, contract, pledge, mortgage or encumbrance evidencing and/or securing the Indebtedness or any other indebtedness of Borrower to Lender, and such event or occurrence is not remedied or cured within twenty (20) days after notice thereof.

5.2. After the occurrence of an Event of Default, Lender may accept any payments from Borrower without prejudice to the rights and remedies of Lender provided herein or in the Loan Documents.

5.3. Subject to the exceptions provided below, Borrower will not be personally liable for the payment of the Indebtedness of the other Loan Documents, and any judgment or decree in any action brought to enforce the obligation of Borrower to pay the Indebtedness will be enforceable against Borrower only to the extent of Borrower’s interest in the Collateral covered by the Loan Documents. Any judgment or decree will not be subject to execution, or be a lien, on the assets of Borrower other than Borrower’s interest in the Collateral.

5.3.(a) Regardless of the limitation of liability above, Borrower will be fully and personally liable for all loss, cost, liability, damage or expense suffered or incurred by Lender arising from the following:

EX 2 -4

(1) failure to pay taxes, assessments, and any other charges that could result in liens against any portion Collateral;

(2) failure to pay and discharge any mechanics’ liens, materialmen’s liens, or other liens against any portion of the Collateral;

(3) fraud or intentional misrepresentation with respect to any representations, warranties, or certifications made in this Note or the Loan Documents, or otherwise made by Borrower in connection with the loan evidenced by this Note;

(4) retention by Borrower of any rental income or other income arising with respect to any portion of the Collateral subsequent to the date of any notice of an Event of Default from Lender to Borrower, or which, under the terms of the Loan Documents, should otherwise have been paid to Lender;

(5) all payments attributable to the Collateral that, by its terms, should have been paid to Lender or used in a manner contrary to the use made by Borrower;

(6) the consequences of the failure of the Loan Documents to constitute a first and prior lien or security interest, as applicable, on the Collateral encumbered, or otherwise covered, subject only to those exceptions, if any, permitted by any of the Loan Documents or otherwise approved in writing by Lender; or

(7) all legal costs and expenses reasonably incurred by Lender after the giving to Borrower of notice of the occurrence of an Event of Default, other than those customarily incurred by a lender in realizing on its lien in an uncontested sale after an undisputed default.

5.3.(b) Nothing in this Section 5.3 shall affect or limit the rights of Lender to enforce any of Lender’s rights or remedies with respect to any portion of theCollateral.

Borrower Initials

6. DEFAULT INTEREST/LATE CHARGES.

6.1. If any portion of the Indebtedness is not paid when due as set forth herein, or earlier by reason of acceleration of the payment hereof, then, from and after the due date, interest shall accrue on such unpaid Indebtedness at a rate equal to the lesser of (a) the Interest Rate plus five percent (5%), or (b) the highest rate permitted by law, computed from said due date until the date of actual repayment (the “Default Rate”). The Default Rate shall be computed from the occurrence of the Event of Default until the earlier of the date upon which the Event of Default is cured or the date upon which the Indebtedness is paid in full. Interest calculated at the Default Rate shall be added to the Indebtedness, and shall be deemed secured by the Loan Documents. This clause, however, shall not be construed as an agreement or privilege to extend the date of the payment of the Indebtedness, or as a waiver of any other right or remedy accruing to Lender by reason of the occurrence of any Event of Default.

EX 2 -5

6.2. If any payment (or part thereof) provided for herein shall be made after ten

(10) days from the date due, a late charge of ten percent (10%) of the amount so overdue shallbecome immediately due and payable to the holder of this Note as liquidated damages for failure to make prompt payment and the same shall be secured by the Loan Documents. Such charge shall be payable in any event no later than the due date of the next subsequent installment or at the option of Lender, may be deducted from any deposits held by Lender or by any other party acting as escrow agent in connection with any escrow created or being held as additional security for this Note. Nothing herein is intended to or shall extend the due dates set forth for payments under this Note. Such late fee may be charged repeatedly, however, said late fee shall not be compounded on prior late fees, but rather, only on the amount outstanding exclusive of prior late fees.

6.3. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, BORROWER HEREBY IRREVOCABLY AUTHORIZES AND EMPOWERS ANY ATTORNEY OF ANY COURT OF RECORD WITHIN THE UNITED STATES OF AMERICA, OR ELSEWHERE, UPON FIVE (5) BUSINESS DAYS’ PRIOR WRITTEN NOTICE TO BORROWER, TO APPEAR AT ANY TIME FOR BORROWER AFTER THE OCCURRENCE OF AN EVENT OF DEFAULT HEREUNDER, IN ANY ACTION BROUGHT AGAINST BORROWER ON THIS NOTE AT THE SUIT OF LENDER, WITH OR WITHOUT DECLARATION FILED, AND THEREIN TO CONFESS OR ENTER JUDGMENT OR A SERIES OF JUDGMENTS AGAINST ANY ONE OR MORE OR ALL OF THE PARTIES NAMED AS BORROWER FOR THE ENTIRE UNPAID PRINCIPAL OF THIS NOTE AND ALL OTHER SUMS PAID BY LENDER TO OR ON BEHALF OF BORROWER PURSUANT TO THE TERMS OF THIS NOTE OR ANY OF THE LOAN DOCUMENTS, AND ALL ARREARAGES OF INTEREST THEREON, TOGETHER WITH COSTS OF SUIT AND REASONABLE ATTORNEY'S FEES FOR COLLECTION; AND FOR SO DOING THIS NOTE OR A COPY THEREOF VERIFIED BY AFFIDAVIT SHALL BE A SUFFICIENT WARRANT.

6.3.(a) The authority granted herein to confess judgment shall not be exhausted by any exercise thereof but shall continue from time to time and at all times until payment in full of all the amounts due hereunder.

6.4. Should the Indebtedness or any part thereof be collected at law or in equity, or in bankruptcy, receivership or any collected at law or in equity, or in bankruptcy, receivership or any other court proceeding (whether at the trial or appellate level), or should this Note be placed in the hands of attorneys for collection under default, Borrower agrees to pay, in addition to the principal, any late payment charge and interest due and payable hereunder, all costs of collecting or attempting to collect the Indebtedness, including attorneys' fees and expenses and court costs, regardless of whether any legal proceeding is commenced hereunder, together with interest thereon at the Default Rate from the date paid or incurred by Lender until such expenses are paid by Borrower.

6.5. After the entry of a judgment and/or a foreclosure judgment, Lender shall have the right to continue to charge Borrower and to increase the amount of the judgment for post-judgment reasonable attorneys’ fees and costs, post-judgment interest at the Default Rate provided for herein, real estate taxes, utilities, maintenance, security and other charges that may be incurred by Lender.

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6.6. Notwithstanding anything heretofore set forth to the contrary, in no event shall any interest payable under this Note exceed the maximum interest rate permitted under law or the rate that could subject Lender to either civil or criminal liability as a result of being in excess of the maximum interest rate that Borrower is permitted by applicable law to contract or agree to pay. If by the terms of this Note, Borrower is at any time required or obligated to pay interest on the principal balance due hereunder at a rate in excess of such maximum rate, the interest rate hereinabove set forth or the Default Rate, as the case may be, shall be deemed to be immediately reduced to such maximum rate and all previous payments in excess of the maximum rate shall be deemed to have been payments in reduction of principal and not on account of the interest due hereunder. All sums paid or agreed to be paid to Lender for the use, forbearance, or detention of the Indebtedness, shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term of this Note until payment in full so that the rate or amount of interest on account of the Indebtedness does not exceed the maximum lawful rate of interest from time to time in effect and applicable to the Indebtedness for so long as the Indebtedness is outstanding. Borrower agrees to an effective rate of interest that is the rate stated herein plus any additional rate of interest resulting from any other charges in the nature of interest paid or to be paid by or on behalf of Borrower, or any benefit received or to be received by Lender, in connection with this Note.

7. WAIVERS.

7.1. To the maximum extent permitted by applicable law, Borrower and all parties who may become eligible for the payment of all or any part of the Indebtedness, whether principal, surety, guarantor, pledgor, or endorser, hereby waive demand, notice of demand, presentment for payment, notice of intent to accelerate maturity, notice of acceleration of maturity, notice of dishonor, protest, notice of protest and non-payment and all other notices of any kind, except for notices expressly provided for in this Note.

7.2. The liability of Borrower and any, guarantor, pledgor or endorser shall be unconditional and shall not be in any manner affected by any indulgence whatsoever granted or consented to by the holder hereof, including, but not limited to any extension of time, renewal, waiver or other modification. No release of any security for the Indebtedness or extension of time for payment of this Note or any installment hereof, and no alteration, amendment or waiver of any provision of this Note or any other guaranty or instrument made by agreement of Lender or any other person or party shall release, modify, amend, waive, extend, change, discharge, terminate or affect the liability of Borrower, and any other person or entity who may become liable for the payment of all or any part of the Indebtedness under this Note.

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7.3. No notice to or demand on Borrower shall be deemed to be a waiver of the obligation of Borrower or of the right of Lender to take further action without further notice or demand on Borrower as provided for in this Note. Any failure of the holder of this Note to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any time and from time to time thereafter. Lender or any holder may accept late payment, or partial payment, even though marked “payment in full” or containing words of similar import or other conditions, without waiving any of its rights. No amendment, modification or waiver of any provision of this Note nor consent to any departure by Borrower therefrom shall be effective, irrespective of any course of dealing, unless the same shall be in writing and signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

7.4. BORROWER AGREES THAT ANY ACTION, SUIT OR PROCEEDING IN RESPECT OF OR ARISING OUT OF THIS NOTE MAY BE INITIATED AND PROSECUTED IN THE STATE OR FEDERAL COURTS, AS THE CASE MAY BE, LOCATED IN DENVER COUNTY, STATE OF COLORADO. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, BORROWER CONSENTS TO AND SUBMITS TO THE EXERCISE OF JURISDICTION OVER THE SUBJECT MATTER, WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON HIM AND CONSENTS THAT ALL SUCH SERVICE OF PROCESS BE MADE BY REGISTERED MAIL DIRECTED TO THE BORROWER AT HIS ADDRESS SET FORTH ABOVE OR TO ANY OTHER ADDRESS AS MAY APPEAR IN THE LENDER’S RECORDS AS THE ADDRESS OF THE BORROWER (BUT NOTHING HEREIN SHALL AFFECT THE VALIDITY OR EFFECTIVENESS OF PROCESS SERVED IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW).

7.5. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN ANY ACTION, SUIT OR PROCEEDING IN RESPECT OF OR ARISING OUT OF THIS NOTE, BORROWER WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER IN CONTRACT, TORT OR OTHERWISE, RELATING DIRECTLY OR INDIRECTLY TO THE LOAN EVIDENCED BY THIS NOTE, THE APPLICATION FOR THE LOAN EVIDENCED BY THIS NOTE, THE LOAN DOCUMENTS, OR ANY ACTS OR OMISSIONS OF LENDER, ITS OFFICERS, EMPLOYEES, DIRECTORS OR AGENTS IN CONNECTION THEREWITH. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY, INTENTIONALLY AND VOLUNTARILY BY BORROWER, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. BORROWER AND LENDER ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP THAT EACH OF THEM HAS RELIED ON THIS WAIVER IN ENTERING INTO THIS NOTE AND THE OTHER LOAN DOCUMENTS AND THAT EACH OF THEM WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RELATED FUTURE DEALINGS. BORROWER AND LENDER EACH WARRANT AND REPRESENT THAT EACH HAS HAD THE OPPORTUNITY OF REVIEWING THIS JURY WAIVER WITH LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.

EX 2 -8

7.6. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, BORROWER ALSO WAIVES (I) THE RIGHT TO INTERPOSE ANY SET-OFF OR COUNTERCLAIM OF ANY NATURE OR DESCRIPTION, (II) ANY OBJECTION BASED ON FORUM NON CONVENIENS OR VENUE, AND (III) ANY CLAIM FOR CONSEQUENTIAL, PUNITIVE OR SPECIAL DAMAGES.

Borrower Initials

8. PREPAYMENT. Prior to the Maturity Date, Borrower shall have the right, without penalty or premium, to pay in whole, the total outstanding principal due and owing under this Note, provided that such prepayment is accompanied by payment of all interest accrued hereunder and unpaid through the date of prepayment and any other sums due and owning the holder of this Note, whether under this Note or any other document or agreement entered into by Borrower in connection with this Note.

9. NOTICES. All notices to be given pursuant to this Note shall be in writing and sufficient if given by personal service, by guaranteed overnight delivery service, or by being mailed postage prepaid, by registered or certified mail, to the address of the parties first hereinabove set forth or to such other address as either party may request in writing from time to time. Any time period provided in the giving of any notice hereunder shall commence upon the date of personal service, the date after delivery to the guaranteed overnight delivery service, or three (3) days after any notices are deposited, postage prepaid, in the United States mail, certified or registered mail. Notices may be given by a party's attorneys or agents with the same force and effect as though given by such party.

10. MISCELLANEOUS.

10.1. Time shall be of the essence with respect to all provisions of this Note.

10.2. If any payment to be made by Borrower shall otherwise become due on a day other than a Business Day, such payment shall be made on the prior preceding day which is a Business Day. “Business Day” shall mean any day of the week other than a Saturday, Sunday or federal holiday.

10.3. Borrower represents that he has full power, authority and legal right to execute and deliver this Note, and that this Note constitutes the valid and binding joint and several obligations of Borrower.

10.4. Wherever pursuant to this Note it is provided that Borrower pay any costs and expenses, such costs and expenses shall include, without limitation, legal fees and disbursements of Lender, whether with respect to retained firms, the reimbursement of the expenses of in-house staff, counsel, or otherwise. Borrower shall pay to Lender on demand any and all expenses, including legal expenses and attorneys’ fees, incurred or paid by Lender in enforcing this Note.

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10.5. This Note cannot be changed, modified, amended, waived, extended, discharged or terminated orally or by estoppel or waiver, regardless of any claimed partial performance referable thereto, or by any alleged oral modification or by any act or failure to act on the part of Borrower or Lender.

10.6. The agreements contained herein shall remain in full force and effect, notwithstanding any changes in the individuals or entities comprising Borrower, and the term “Borrower,” as used herein, shall include any alternate or successor person or entity, but any predecessor person or entity, and its partners or members, as the case may be, shall not thereby be released from any liability. Nothing in the foregoing shall be construed as a consent to, or a waiver of, any prohibition or restriction on transfers of interests in Borrower which may be set forth in this Noteor the Loan Documents.

10.7. Titles of articles and sections are for convenience only and in no way define, limit, amplify or describe the scope or intent of any provision hereof.

10.8. If any paragraph, clause or provision of this Note is construed or interpreted by a court of competent jurisdiction to be void, invalid or unenforceable, such voidness, invalidity or unenforceability will not affect the remaining paragraphs, clauses and provisions of this Note, which shall nevertheless be binding upon the parties hereto with the same effect as though the void or unenforceable part had been severed and deleted.

10.9. If more than one person is named in this Note as "Borrower," each obligation of Borrower shall be the "joint and several" obligation of such party or entity. No person or entity will be a mere accommodation maker, bur each will be primarily and directly liable.

10.10. The terms and provision of this Note shall be binding upon and inure to the benefit of Borrower and Lender and their respective heirs, executors, legal representatives, successors, successors-in-title, and assigns, whether by voluntary action of the parties or by operation of law. As used herein, the terms “Borrower” and “Lender” shall be deemed to include their respective heirs, executors, legal representative, successors, successors-in-title, and assigns, whether by voluntary action of the parties or by operation of law.

10.11. All the terms and words used in this Note, regardless of the number and gender in which they are used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the context or sense of this Note or any paragraph or clause herein may require, the same as if such work had been fully and properly written in the correct number and gender.

10.12. This Note shall be governed by and construed in accordance with the laws of the State of Colorado without regard to conflicts of laws principles.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK – SIGNATURE PAGE TO FOLLOW]

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IN WITNESS WHEREOF, the undersigned have executed the foregoing instrument as of the date first above written.

BORROWER:

/s/ John r. McKowen

John R. McKowen

[SIGNATURE PAGE TO NOTE]

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EXHIBIT A

Westhampton Special Situations Fund, LLC	$150,000

L.A. Walker III and Linda J. Walker	$150,000
Total	$300,000

EX 2 - 12